United States Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of February 2003
DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):82-_________.)

TABLE OF CONTENTS

1. Press Release of Dialog Semiconductor Plc dated February 13, 2003: "Dialog launches highly integrated audio and power controller for the Intel® PXA800F Cellular Processor"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DIALOG SEMICONDUCTOR PLC

                          Date  February 13, 2003          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

1. Dialog launches highly integrated audio and power controller for the Intel® PXA800F Cellular Processor

Companies develop system level solution for cellular phone devices, using the Intel® Personal Internet Client Architecture

Kirchheim/Teck-Nabern, Germany, February 13, 2003 – Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG) has launched a new, highly integrated audio and power management solution for the Intel® PXA800F Cellular Processor to be used for mainstream GSM/GPRS phones with enhanced application capabilities. Developed with Intel Corporation, the new DA9010 from Dialog Semiconductor is an ideal IC controller solution that provides the key power management and high performance audio functions for a GSM/GPRS cellular phone handset with advanced functionality on a single chip.

The DA9010 audio and power controller is the first product available under a development and marketing initiative between Dialog Semiconductor and Intel to support existing and future Intel® Personal Internet Client Architecture (Intel® PCA) system level products.

A full GSM/GPRS system solution comprising the new DA9010, together with Dialog’s DA35xx series digital camera modules enabling high quality photo imaging and video capabilities, has been verified and recommended for embedded applications using the Intel® PXA800F Cellular Processor.

"Since low power consumption is a key goal, we chose to work with Dialog because of their experience in delivering integrated power and audio management functions to the cellular handset market," said Hans Geyer, Intel Vice President and General Manager of the PCA Components Group, "Together, our devices significantly reduce the total number of integrated circuits in the mobile phone - making the possibility of smarter handsets with longer battery life even more of a reality today."

Roland Pudelko, CEO and president of Dialog Semiconductor added, "Our work with Intel is exciting as they have chosen to utilize Dialog's core competence in audio and power management. Now, wireless device manufacturers can quickly and cost-effectively introduce products based on the Intel® XScale™ technology and Dialog's proven mixed signal, system level solutions design expertise. The combination will enable new, powerful innovations in the cellular handset market segment."

The DA9010 GSM/GPRS Integrated Audio and Power Controller

The DA9010 represents an industry first, providing a level of integration not seen before in this class of device. Designed especially for the Intel® PXA800F Cellular Processor, the DA9010 connects directly to the phone’s battery, and provides stable low noise power supplies for all circuits within the phone. Additional regulators are available for enhanced application capabilities such as Bluetooth™ modules, camera modules, and SD memory cards. On a single chip, the Dialog controller includes 12 high-performance low dropout (LDO) regulators, high efficiency DC-DC buck converters, LED and vibrator drivers, 24-bit stereo DAC and 16O headphone drivers.

A unique feature of the new GSM/GPRS audio and power controller is the Dialog Smart Mirror™ technology (patent pending). It enables the Dialog LDOs to use an advanced compensation and biasing technique compared to conventional regulators, by which the regulators are able to bias themselves proportionally to the output current requirement, without needing to switch between different operating modes (such as sleep or normal modes). This low quiescent current consumption, together with high power supply rejection performance, eliminates the need for a low power mode, simplifying power control design in the phone handset.

In addition to controlling the supplies within the phone, the DA9010 provides a multimode battery charger, supporting 4.1 and 4.2V Lithium cells. The fully programmable charger uses dual loop monitoring and control for rapid and safe operation. The IC includes automatic charger detection and battery pack temperature monitoring.

On the audio side, the DA9010 enables CD quality sound with its 24-bit stereo DAC which uses multi bit modulator technology. An analog mixer and headphone driver is optimized for driving portable MP3 players and similar equipment.

The DA9010 is available for sampling now as a standard part, in a 121 pin, 8 x 8 mm BGA package.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications, automotive and industrial applications. The Dialog innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax +49-7021-805-200
E-mail birgit.hummel@diasemi.com
Internet www.dialog-semiconductor.com